Exhibit 99.9
CONSENT OF INDEPENDENT ENGINEERS

We refer to: (i) our report dated February 17, 2016 and effective December 31, 2015, evaluating the proved and probable petroleum and natural gas reserves attributable to Baytex Energy Corp. (the "Company") and its affiliates, which is entitled "Evaluation of the P&NG Reserves of Baytex Energy Corp. in Canada (As of December 31, 2015)"; (ii) our report dated February 26, 2016 and effective December 31, 2015, evaluating the proved, probable and, for the United States, possible petroleum and natural gas reserves attributable the Company and its affiliates, which is entitled "Consolidation of the P&NG Reserves of Baytex Energy Corp. Evaluated by Sproule Unconventional Limited and Ryder Scott Company L.P. (As of December 31, 2015)"; (iii) our assessment dated March 4, 2016 and effective December 31, 2015, evaluating the contingent resources attributable to the Company in the Peace River, Cold Lake and Northeast Areas of Alberta, which is entitled "Evaluation of the Contingent Resources of Baytex Energy Corp. in the Peace River, Cold Lake and Northeast Areas of Alberta (As of December 31, 2015)"; (collectively, the "Report").

We hereby consent to the references to our name in the Company's Annual Report on Form 40-F to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and to the incorporation by reference in Registration Statements No. 333-171568 on Form S-8 and No. 333-171866 on Form F‑3 of the Company and to the use of the Report.

We also confirm that we have read the Company's Annual Information Form for the year ended December 31, 2015 dated March 17, 2016, and that we have no reason to believe that there are any misrepresentations in the information contained therein that was derived from the Report or that is within our knowledge as a result of the services we performed in connection with such Report.

SPROULE UNCONVENTIONAL LIMITED

(signed) "Cameron P. Six"
Cameron P. Six, P. Eng.
Vice-President, Unconventional and Director

Calgary, Alberta, Canada
March 17, 2016